UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on January 22, 2017 the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint, effective immediately, Mr. Arye Weber to serve as a director of the Company, as part of the first class of directors.

Since 2001, Mr. Weber, age 68, has been the chairman of the board and sole shareholder of Scorpio Investments Ltd., a private holding company for various investments. Between 2006 and 2009, Mr. Weber was the CEO of Alonei Meitar Ltd. a TASE listed real estate development company. Between 2004 and 2008, Mr. Weber was the chairman of the board of Inventec Investments Ltd., a TASE listed real estate development company. Between 1989 and 2002, Mr. Weber was the Manager of the Securities & Investments sector at United Mizrachi Bank, and prior to 1989 he served in various securities and investments department roles at such bank. Mr. Weber has been an external director at Capital Point Ltd., a TASE listed biotech investment company, since 2013, a director at Lapidoth Israel Oil Prospectors Corp. Ltd., a TASE listed oil and gas exploration partnership, since 2012, and a director at Sunny Communications Ltd. (formerly Scailex), a TASE listed investments company, since 2014. Mr. Weber also serves as a member of the board of directors of various privately held corporations. In the past, Mr. Weber held director positions, including, at the Tel Aviv Stock Exchange Clearing House (chairman), Bank Mizrachi Registration Company (chairman), Mashabim United Mizrachi Bank Offerings Company Ltd., Tel Aviv Stock Exchange Ltd., Maalot Israel Rating Agency, and Excellence Investment Management Company. Mr. Weber completed various courses in investments at the Tel Aviv University, and holds an M.A. in Economics and Business Studies from the University of Kharkov, U.S.S.R. (presently Ukraine).

The Board of Directors determined that Mr. Weber meets the independence requirements of the Exchange Act and NASDAQ Listing Rules, meets the standards of the NASDAQ Listing Rules for membership on the audit and compensation committees of the Board, and has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations. The appointment of Mr. Weber by the Board was in accordance with Article 86 of the Company’s amended and restated articles of association, and Mr. Weber was appointed to serve as a director of the Company until the 2019 annual general meeting set to take place at the end of the three-year term for the first class of directors.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

January 23, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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